Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

Via EDGAR

June 28, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Master Investment Trust, LLC (the “Trust”)
Amendment No. 47 under the Investment Company Act of 1940
File No. 811-09347

Ladies and Gentlemen:

We are transmitting electronically for filing pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, the Trust’s Amendment No. 47 to its Registration Statement on Form N-1A.

This Amendment is being filed to make certain non-material changes to the Trust’s Registration Statement.

If you have any questions concerning this filing, please contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza